September 23, 2009

VIA EDGAR TRANSMISSION

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	Ligand Pharmaceuticals Incorporated
Registration Statement on Form S-3
File No. 333-159374

Dear Mr. Riedler:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Ligand Pharmaceuticals Incorporated (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:30 p.m. Eastern Standard Time on Friday, September 25, 2009 or as soon as practicable thereafter.

The undersigned, on behalf of the Company, acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please call Thomas Smith of Latham & Watkins LLP at (858) 523-3944. Thank you in advance for your consideration.

Very truly yours,

Ligand Pharmaceuticals Incorporated

By:	/s/ John Sharp
John Sharp, Vice President, Finance and
Chief Financial Officer

cc:	Scott N. Wolfe, Esq., Latham & Watkins LLP